Exhibit 19

January 2011

Dear Shareholder:

Thank you for your continued investment in Botetourt Bankshares, Inc. Our Company has not been immune from the consequences of the recent economic recession and anemic recovery. Yet, we have remained committed to our shareholders by maintaining a dividend in the midst of the financial storm. We appreciate the commitment and confidence you have shown in our Company.

We want to make you aware of a few changes for 2011. As a reporting company to the Securities and Exchange Commission, we must comply with recently adopted FINRA (Financial Industry Reporting Authority, Inc.) rules. In the past, our Company’s dividend declaration date and record date were identical. However, this is no longer possible in order to comply with a new FINRA rule which requires us to report our dividend declaration 10 days prior to the record date. As a result, we have had to slightly modify record dates and dividend payment dates. We will generally pay our dividend around the 18th day of February, May, August, and November. A schedule for 2011 is below for your convenience.

Declaration Date	Record Date	Dividend Payable Date
January 26, 2011	February 9, 2011	February 18, 2011
April 27, 2011	May 11, 2011	May 18, 2011
July 27, 2011	August 10, 2011	August 18, 2011
October 26, 2011	November 9, 2011	November 18, 2011

In addition, if you are a participant in our Company’s Dividend Reinvestment and Stock Purchase Program, we have had to make a minor amendment to our plan in order for each participating shareholder to benefit under the IRS Cost Basis regulations. To meet the IRS definition to permit averaging cost basis for DRP plans, our plan will require partial dividend reinvestments to be a minimum of 10% of the dividend paid. The full amended plan prospectus denoting the changes to dividend payable dates and minimum dividend reinvestment can be found at www.sec.gov, www.bankofbotetourt.com, or www.rtco.com.

If you are currently not participating in our Dividend Reinvestment and Stock Purchase Plan, we would like for you to consider enrolling. The Plan provides a simple and cost effective method for increasing your stock ownership in the Company. Additionally, you would help the company grow capital locally as we have been philosophically opposed to participating in governmental programs. An enrollment form is enclosed.

Do not hesitate to call us should you have questions and make a resolution to enroll in our DRIP plan in 2011!

Sincerely,

H. Watts Steger, III	G. Lyn Hayth, III	Michelle A. Alexander
Chairman & CEO	Secretary	SVP & CFO

Enclosure